UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G





                  Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 2)

                            MIDSOUTH BANCORP, INC.
                               (Name of Issuer)

                    Common Stock Par Value $.10 Per Share
                        (Title of Class of Securities)

                                 598039 10 5
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 2 of 18
         __________________________________________________________________

         (1)  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              JAMES R. DAVIS, JR.
         __________________________________________________________________
         (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  [X]
                                                                (b)  [ ]
         __________________________________________________________________
         (3)  SEC USE ONLY
         __________________________________________________________________
         (4)  CITIZENSHIP OR PLACE OF ORGANIZATIONU. S.
         __________________________________________________________________
                                     :    (5)   SOLE VOTING POWER
                                     :          2,556
              NUMBER OF              :    _________________________________
               SHARES                :    (6)   SHARED VOTING POWER
            BENEFICIALLY             :        111,392 (1)
              OWNED BY               :    _________________________________
                EACH                 :    (7)   SOLE DISPOSITIVE POWER
              REPORTING              :          2,556
               PERSON                :    _________________________________
                WITH                 :    (8) SHARED DISPOSITIVE POWER
                                     :        111,392 (1)
         __________________________________________________________________
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED EACH REPORTING
              PERSON  113,948  (1)
         __________________________________________________________________
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         __________________________________________________________________
         (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   8.3% (1)
         __________________________________________________________________
         (12) TYPE OF REPORTING PERSON *IN
         __________________________________________________________________
                     * SEE INSTRUCTION BEFORE FILING OUT!
         (1)`Includes 95,942 shares of MidSouth Bancorp, Inc.. common stock held by the MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust, of which 9,965 shares are allocated to Mr. Davis' account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 3 of 18
         __________________________________________________________________

          Item 1. (Name of Issuer and Address of Issuer's Principal Executive Offices)
            (a)   MidSouth Bancorp, Inc.
            (b)   102 Versailles Blvd., Lafayette, LA  70501
          Item 2. (Filing Person's Name, Principal Business Office and Citizenship)
            (a)   James R. Davis, Jr.   (1)
            (b)   8972 Tallyho
                  Baton Rouge, LA  70806
            (c)   U.S.
                  (Title of Class of Securities and CUSIP Number)
            (d)   Common Stock, $0.10 par value per share
            (e)   589039 10 5
          Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), filer is:
                  a:    N/A
          Item 4. Ownership
            (a) 113,948 (amount beneficially owned as of December 31, 1996; includes 95,942 shares held by the MidSouth Bancorp, Inc. directors' Deferred Compensation Trust.) (1)
            (b)   8.3% (percent of class)
            (c)   (i)   Sole Voting Power           2,556
                  (ii)  Shared  Voting Power      111,392
                  (iii) Sole Dispositive Power      2,556
                  (iv)  Shared Dispositive Power  111,392
          Item 5. Ownership of Five Percent or Less of Class
                  N/A
          Item 6. Ownership of More than Five Percent on Behalf of Another
                  Person.
                  N/A
          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the parent Holding Company
                  N/A
          Item 8. Identification and Classification of Members of the Group See Exhibit 1. (1)
          Item 9. Notice of Dissolution of Group
                  N/A
          Item 10.Certification
                  N/A
          _____________________________
          (1) Mr. Davis is a director of the issuer and may be deemed to share beneficial ownership of all of the issuer's common stock held in The MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust (the "Trust"). The Trust allows directors of the issuer and its subsidiary national bank to elect to defer fees payable to him or her for services as a director. Deferred fees are used to purchase the issuer's common stock. Distribution of shares of common stock will occur 60 days after the later of (a) the date on which the director ceases to be a member of the board of directors of the issuer or its national bank subsidiary and (b) the date on which the director attains age 65, and may be made earlier to the director's beneficiary in the event of the director's death. The issuer's common stock held by the Trust is beneficially owned by the Plan Administrator, which has sole voting and investment power. Because the Plan Administrator is the Executive Committee of the Board of Directors of the issuer, all directors of the issuer could be deemed to share voting and investment power with respect to all of the issuer's common stock held in the Trust. As of December 31, 1996, the Trust held 95,942 shares, or 7.0% of the issuer's outstanding common stock, and 9,965 of such shares were allocated to Mr. Davis' account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 4 of 18
         __________________________________________________________________



            Signature

                  After reasonable inquiry and to the best of my knowledge
            and belief, I certify that the information set forth in this statement is true, complete and correct.


            Dated:  February 13, 1997

                                                ___________________________
                                                         Signature

                                               James R. Davis, Jr., Director
                                                   MidSouth Bancorp, Inc.

                                                        Name/Title


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

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 5 of 18
         __________________________________________________________________

         (1)  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              KAREN L. HAIL
         __________________________________________________________________
         (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  [X]
                                                                (b)  [ ]
         __________________________________________________________________
         (3)  SEC USE ONLY
         __________________________________________________________________
         (4)  CITIZENSHIP OR PLACE OF ORGANIZATIONU. S.
         __________________________________________________________________
                                     :    (5)   SOLE VOTING POWER
                                     :           3,553
              NUMBER OF              :    _________________________________
               SHARES                :    (6)   SHARED VOTING POWER
            BENEFICIALLY             :         106,159 (1)
              OWNED BY               :    _________________________________
                EACH                 :    (7)   SOLE DISPOSITIVE POWER
              REPORTING              :           3,553
               PERSON                :    _________________________________
                WITH                 :    (8) SHARED DISPOSITIVE POWER
                                     :         106,159 (1)
         __________________________________________________________________
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED EACH REPORTING
              PERSON    109,712  (1)
         __________________________________________________________________
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         __________________________________________________________________
         (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   8.0% (1)
         __________________________________________________________________
         (12) TYPE OF REPORTING PERSON *     IN
         __________________________________________________________________
                     * SEE INSTRUCTION BEFORE FILING OUT!
         (1)`Includes 95,942 shares of MidSouth Bancorp, Inc.. common stock held by the MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust, of which 9,836 shares are allocated to Ms. Hail's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 6 of 18
         __________________________________________________________________

         Item 1. (Name of Issuer and Address of Issuer's Principal Executive Offices)
            (a)   MidSouth Bancorp, Inc.
            (b)   102 Versailles Blvd., Lafayette, LA  70501
         Item 2. (Filing Person's Name, Principal Business Office and
                 Citizenship)
            (a)   Karen L. Hail   (1)
            (b)   P. O. Box 3745
                  Lafayette, LA  70502
            (c)   U.S.
                  (Title of Class of Securities and CUSIP Number)
            (d)   Common Stock, $0.10 par value per share
            (e)   589039 10 5
         Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), filer is:
                 a:    N/A
         Item 4. Ownership
            (a)  109,712 (amount beneficially owned as of December 31,
                 1996; includes 95,942 shares held  by  the  MidSouth
                 Bancorp,  Inc.  directors' Deferred Compensation
                 Trust.)  (1)
            (b)   8.0% (percent of class)
            (c)   (i)   Sole Voting Power            3,553
                  (ii)  Shared  Voting Power       106,159
                  (iii) Sole Dispositive Power       3,553
                  (iv)  Shared Dispositive Power   106,159
         Item 5. Ownership of Five Percent or Less of Class
                  N/A
         Item 6. Ownership of More than Five Percent on Behalf of Another
                 Person.
                  N/A
         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the parent
                 Holding Company
                  N/A
         Item 8. Identification and Classification of Members of the Group
                  See Exhibit 1.  (1)
         Item 9.  Notice of Dissolution of Group
                  N/A
         Item 10.  Certification
                  N/A
         _____________________________
         (1) Ms. Hail is a director of the issuer and may be deemed to share beneficial ownership of all of the issuer's common stock held in The MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust (the "Trust"). The Trust allows directors of the issuer and its subsidiary national bank to elect to defer fees payable to him or
         her for services as a director.   Deferred  fees are used to purchase
         the issuer's common stock. Distribution of shares of common stock will occur 60 days after the later of (a) the date on which the director ceases to be a member of the board of directors of the issuer or its national bank subsidiary and (b) the date on which the director attains age 65, and may be made earlier to the director's beneficiary in the event of the director's death. The issuer's common stock held by the Trust is beneficially owned by the Plan Administrator, which has sole voting and investment power. Because the Plan Administrator is the Executive Committee of the Board of Directors of the issuer, all directors of the issuer could be deemed to share voting and investment power with respect to all of the issuer's common stock held in the Trust.  As of December 31,
         1996, the Trust held 95,942 shares,  or   7.0%  of  the issuer's
         outstanding common stock, and 9,836 of such shares were allocated to Ms. Hail's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 7 of 18
         __________________________________________________________________



            Signature

                  After  reasonable  inquiry  and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Dated:  February 13, 2997

                                                _____________________________
                                                            Signature

                                                      Karen L. Hail/Director,
                                                 Chief Financial Officer and
                                                           Secretary
                                                      MidSouth Bancorp, Inc.

                                                            Name/Title

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
         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 8 of 18
         __________________________________________________________________

         (1)  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              CLAYTON PAUL HILLIARD
         __________________________________________________________________
         (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) [X]
                                                                (b)  *
         __________________________________________________________________
         (3)  SEC USE ONLY
         __________________________________________________________________
         (4)  CITIZENSHIP OR PLACE OF ORGANIZATIONU. S.
         __________________________________________________________________
                                     :    (5)   SOLE VOTING POWER
                                     :         56,589
              NUMBER OF              :    _________________________________
               SHARES                :    (6)   SHARED VOTING POWER
            BENEFICIALLY             :         96,497 (1)
              OWNED BY               :    _________________________________
                EACH                 :    (7)   SOLE DISPOSITIVE POWER
              REPORTING              :         56,589
               PERSON                :    _________________________________
                WITH                 :    (8) SHARED DISPOSITIVE POWER
                                     :         96,497 (1)
         __________________________________________________________________
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED EACH REPORTING
              PERSON   153,086  (1)
         __________________________________________________________________
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         __________________________________________________________________
         (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  11.22% (1)
         __________________________________________________________________
         (12) TYPE OF REPORTING PERSON *IN
         __________________________________________________________________
                     * SEE INSTRUCTION BEFORE FILING OUT!
         (1)`Includes 95,942 shares of MidSouth Bancorp, Inc.. common stock held by the MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust, of which 5,734 shares are allocated to Mr. Hilliard's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 9 of 18
         __________________________________________________________________

         Item 1.  (Name of Issuer and Address of Issuer's Principal
                  Executive Offices)
            (a)   MidSouth Bancorp, Inc.
            (b)   102 Versailles Blvd., Lafayette, LA  70501
         Item 2.  (Filing Person's Name, Principal Business Office and
                  Citizenship)
            (a)   Clayton Paul Hilliard   (1)
            (b)   P. O. Box 52745
                  Lafayette, LA  70505
            (c)   U.S.
                  (Title of Class of Securities and CUSIP Number)
            (d)   Common Stock, $0.10 par value per share
            (e)   589039 10 5
         Item 3.  If this statement  is  filed  pursuant  to Rule 13d-1(b), or 13d-2(b), filer is:
                  a:    N/A
         Item 4.  Ownership
            (a)   153,086 (amount beneficially owned as of December 31,
                  1996; includes 95,942 shares held by the MidSouth Bancorp, Inc. directors' Deferred Compensation
                  Trust.)  (1)
            (b)   11.22% (percent of class)
            (c)   (i)   Sole Voting Power            56,589
                  (ii)  Shared  Voting Power         96,497
                  (iii) Sole Dispositive Power       56,589
                  (iv)  Shared Dispositive Power     96,497
         Item 5.  Ownership of Five Percent or Less of Class
                  N/A
         Item 6.  Ownership of More than Five Percent on Behalf of
                  Another Person.
                  N/A
         Item 7.  Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the
                  parent Holding Company
                  N/A
         Item 8. Identification and Classification of Members of the Group See Exhibit 1. (1)
         Item 9.  Notice of Dissolution of Group
                  N/A
         Item 10. Certification
                  N/A
         _____________________________
         (1) Mr. Hilliard is a director of the issuer and may be deemed to share beneficial ownership of all of the issuer's common stock held in The MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust (the "Trust"). The Trust allows directors of the issuer and its subsidiary national bank to elect to defer fees payable to him or her for services as a director. Deferred fees are used to purchase the issuer's common stock.  Distribution of shares of common stock will occur 60 days after the later of (a) the date on which the director ceases to be a member of the board of directors of the issuer or its national bank subsidiary and (b) the date on which the director attains age 65, and may be made earlier to the director's beneficiary in the event of the director's death. The issuer's common stock held by the Trust is beneficially owned by the Plan Administrator, which has sole voting and investment power. Because the Plan Administrator is the Executive Committee of the Board of Directors of the issuer, all directors of the issuer could be deemed to share voting and investment power with respect to all of the issuer's common stock held in the Trust. As of December
         31, 1996, the Trust held 95,942 shares,  or   7.0%  of  the issuer's
         outstanding common stock, and 5,734 of such shares were allocated to Mr. Hilliard's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 10 of 18
         __________________________________________________________________


            Signature

                  After  reasonable  inquiry  and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Dated:  February 13, 1997

                                                ____________________________
                                                          Signature

                                                Clayton Paul Hilliard, Director
                                                    MidSouth Bancorp, Inc.

                                                          Name/Title

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

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 11 of 18
         __________________________________________________________________

         (1)  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              MILTON B. KIDD, III, O.D.
         __________________________________________________________________
         (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  [X]
                                                                (b)  [ ]
         __________________________________________________________________
         (3)  SEC USE ONLY
         __________________________________________________________________
         (4)  CITIZENSHIP OR PLACE OF ORGANIZATIONU. S.
         __________________________________________________________________
                                     :    (5)   SOLE VOTING POWER
                                     :         59,636
              NUMBER OF              :    _________________________________
               SHARES                :    (6)   SHARED VOTING POWER
             BENEFICIALLY            :         95,942 (1)
              OWNED BY               :    _________________________________
                EACH                 :    (7)   SOLE DISPOSITIVE POWER
              REPORTING              :         34,920
               PERSON                :    _________________________________
                WITH                 :    (8) SHARED DISPOSITIVE POWER
                                     :         95,942 (1)
         __________________________________________________________________
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED EACH REPORTING
              PERSON   130,862  (1)
         __________________________________________________________________
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         __________________________________________________________________
         (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   9.6% (1)
         __________________________________________________________________
         (12) TYPE OF REPORTING PERSON *IN
         __________________________________________________________________
                     * SEE INSTRUCTION BEFORE FILING OUT!
         (1)`Includes 95,942 shares of MidSouth Bancorp, Inc.. common stock held by the MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust, of which 2,838 shares are allocated to Dr. Kidd's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 12 of 18
         __________________________________________________________________

         Item 1.  (Name of Issuer and Address of Issuer's Principal Executive
                  Offices)
            (a)   MidSouth Bancorp, Inc.
            (b)   102 Versailles Blvd., Lafayette, LA  70501
         Item 2.  (Filing Person's Name, Principal Business Office and
                  Citizenship)
            (a)   Milton B. Kidd, Jr., O.D.  (1)
            (b)   1500 Northwest Boulevard
                  P. O. Box 1071
                  Franklin, LA  70538
            (c)   U.S.
                  (Title of Class of Securities and CUSIP Number)
            (d)   Common Stock, $0.10 par value per share
            (e)   589039 10 5
         Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b), filer is:
                  a:    N/A
         Item 4.  Ownership
            (a)   130,862 (amount beneficially owned as of December 31,
                  1996; includes 95.942 shares held  by  the  MidSouth
                  Bancorp,  Inc.  directors' Deferred Compensation
                  Trust.)  (1)
            (b)   9.6% (percent of class)
            (c)   (i)   Sole Voting Power         59,636
                  (ii)  Shared  Voting Power      95,942
                  (iii) Sole Dispositive Power    34,920
                  (iv)  Shared Dispositive Power  95,942
         Item 5.  Ownership of Five Percent or Less of Class
                  N/A
         Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.
                  N/A
         Item 7.  Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the parent
                  Holding Company
                  N/A
         Item 8.  Identification and Classification of Members of the Group
                  See Exhibit 1.  (1)
         Item 9.  Notice of Dissolution of Group
                  N/A
         Item 10. Certification
                  N/A
         _____________________________
         (1) Dr. Kidd  is a director of the issuer and may be deemed to share beneficial ownership of all of the issuer's common stock held in The MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust (the "Trust"). The Trust allows directors of the issuer and its subsidiary national bank to elect to defer fees payable to him
         or her for services as a director.   Deferred  fees are used to
         purchase the issuer's common stock. Distribution of shares of common stock will occur 60 days after the later of (a) the date on which the director ceases to be a member of the board of directors of the issuer or its national bank subsidiary and (b) the date on which the director attains age 65, and may be made earlier to the director's beneficiary in the event of the director's death. The issuer's common stock held by the Trust is beneficially owned by the Plan Administrator, which has sole voting and investment power. Because the Plan Administrator is the Executive Committee of the Board of Directors of the issuer, all directors of the issuer could be deemed to share voting and investment power with respect to all of the issuer's common stock held in the Trust. As of December 31, 1996, the Trust held 95,942
         shares,  or   7.0%  of  the issuer's outstanding common stock, and
         2,838 of such shares were allocated to Dr. Kidd's account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 13 of 18
         __________________________________________________________________


            Signature

                  After  reasonable  inquiry  and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Dated:  February 13, 1997

                                             _____________________________
                                                       Signature

                                            Milton B. Kidd, Jr., O.D. Director
                                                    MidSouth Bancorp, Inc.

                                                       Name/Title

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

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 14 of 18
         __________________________________________________________________

         (1)  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              WILLIAM M. SIMMONS
         __________________________________________________________________
         (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  [X]
                                                                (b)  [ ]
         __________________________________________________________________
         (3)  SEC USE ONLY
         __________________________________________________________________
         (4)  CITIZENSHIP OR PLACE OF ORGANIZATIONU. S.
         __________________________________________________________________
                                     :    (5)   SOLE VOTING POWER
                                     :         34,068
             NUMBER OF               :    _________________________________
              SHARES                 :    (6)   SHARED VOTING POWER
            BENEFICIALLY             :         95,942 (1)
             OWNED BY                :    _________________________________
               EACH                  :    (7)   SOLE DISPOSITIVE POWER
             REPORTING               :         34,068
               PERSON                :    _________________________________
               WITH                  :    (8) SHARED DISPOSITIVE POWER
                                     :         95,942 (1)
         __________________________________________________________________
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED EACH REPORTING
              PERSON   130,010  (1)
         __________________________________________________________________
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
         __________________________________________________________________
         (11) PERCENT OF CLASS  REPRESENTED  BY  AMOUNT IN ROW 9  9.5% (1)
         __________________________________________________________________
         (12) TYPE OF REPORTING PERSON *IN
         __________________________________________________________________
                     * SEE INSTRUCTION BEFORE FILING OUT!
         (1)`Includes 95,942 shares of MidSouth Bancorp, Inc.. common stock held by the MidSouth Bancorp, Inc. Directors' Deferred Compensation Trust, of which 12,988 shares are allocated to Mr. Simmons' account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 15 of 18
         __________________________________________________________________

         Item 1. (Name of Issuer and Address of Issuer's Principal Executive Offices)
            (a)   MidSouth Bancorp, Inc.
            (b)   102 Versailles Blvd., Lafayette, LA  70501
         Item 2.  (Filing Person's Name, Principal Business Office and
                  Citizenship)
            (a)   William M. Simmons   (1)
            (b)   P. O. Box 111
                  Avery Island, LA  70513
            (c)   U.S.
                  (Title of Class of Securities and CUSIP Number)
            (d)   Common Stock, $0.10 par value per share
            (e)   589039 10 5
         Item 3.  If this statement is filed pursuant  to  Rule 13d-1(b), or 13d-2(b), filer is:
                  a:    N/A
         Item 4.  Ownership
            (a)   130,010 (amount beneficially owned as of December 31,
                  1996; includes 95,942 shares held by the MidSouth
                  Bancorp, Inc.  directors'  Deferred  Compensation
                  Trust.)  (1)
            (b)   9.5% (percent of class)
            (c)   (i)   Sole Voting Power            34,068
                  (ii)  Shared  Voting Power         95,942
                  (iii) Sole Dispositive Power       34,068
                  (iv)  Shared Dispositive Power     95,942
         Item 5.  Ownership of Five Percent or Less of Class
                  N/A
         Item 6.  Ownership of More than Five Percent on Behalf of Another
                  Person.
                  N/A
         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the parent Holding Company
                  N/A
         Item 8. Identification and Classification of Members of the Group See Exhibit 1. (1)
         Item 9.  Notice of Dissolution of Group
                  N/A
         Item 10.  Certification
                  N/A
         _____________________________
         (1) Mr. Simmons is a director of the issuer and may be deemed to share beneficial ownership of all of the issuer's common stock held in The MidSouth Bancorp, Inc. Directors' Deferred
         Compensation  Trust  (the  "Trust").   The Trust allows directors
         of the issuer and its subsidiary national bank to elect to defer fees payable  to  him or her for services as a director.  Deferred
         fees are used to purchase the issuer's common stock.   Distribution
         of shares of common stock will occur 60 days after the later of (a) the date on which the director ceases to be a member of the board of directors of the issuer or its national bank subsidiary and (b) the date on which the director attains age 65, and may be made earlier to the director's beneficiary in the event of the director's death. The issuer's common stock held by the Trust is beneficially owned by the Plan Administrator, which has sole voting and investment power. Because the Plan Administrator is the Executive Committee of the Board of Directors of the issuer, all directors of the issuer could be deemed to share voting and investment power with respect to all of the issuer's common stock held in the Trust. As of December 31, 1996, the Trust held 95,942 shares, or 7.0% of the issuer's outstanding common stock, and 12,988 of such shares were allocated to Mr. Simmons' account.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 16 of 18
         __________________________________________________________________



            Signature

                  After reasonable inquiry and to the best of my  knowledge
            and belief, I certify that the information set forth in this statement is true, complete and correct.


            Dated:  February 13, 1997

                                                __________________________
                                                          Signature

                                                William M. Simmons, Director
                                                   MidSouth Bancorp, Inc.


                                                         Name/Title

               c:\sally\we\inv-rela\13-gdcom.wpd

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 17 of 18
         __________________________________________________________________

                                              EXHIBIT 1

                                 Identity of Each Member of the Group

            Will G. Charbonnet, Sr. (1)
            C. R. Cloutier (2)
            James R. Davis, Jr.
            Karen L. Hail
            J. B. Hargroder, M.D. (3)
            Clayton Paul Hilliard
            Milton B. Kidd, III., O.D.
            William M. Simmons










        __________________
        (1) Beneficial ownership previously reported on Schedule 13D filed April 29, 1993.

        (2) Beneficial ownership previously reported on a Schedule 13D filed April 19, 1993.

        (3) Beneficial ownership previously reported on a Schedule 13D filed April 29, 1993 and amended July 8, 1993, March 3, 1995 and June 1, 1995.

         __________________________________________________________________
         CUSIP No. 598039 10 5       13G                Page 18 of 18
         __________________________________________________________________

                                           EXHIBIT 2

                             Agreement to File Joint Schedule 13G


                                                            February 13, 1996
             James R. Davis, Jr.


                                                            February 13, 1996
                Karen L. Hail


                                                            February 13, 1996
           Clayton Paul Hilliard


                                                            February 13, 1996
          Milton B. Kidd, Jr., O.D.


                                                            February 13, 1996
             William M. Simmons